UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

AT PLAY VACATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	333-195950	46-3389613
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2149 Rio De Janeiro Avenue
Punta Gorda, FL 33983
(Address of principal executive offices, including zip code)

(941) 916-1440
(Registrant's telephone number, including area code)

AT PLAY VACATIONS, INC.
2149 Rio De Janeiro Avenue
Punta Gorda, FL 33983

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder

THIS INFORMATION STATEMENT IS BEING PROVIDED TO SHAREHOLDERS OF AT PLAY VACATIONS, INC. FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS OF AT PLAY VACATIONS, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO AT PLAY VACATIONS, INC.

Introduction

This Information Statement is being furnished to shareholders of record, as of August 7, 2015, of the outstanding shares of common stock, $0.001 par value (the "Common Stock"), of At Play Vacations, Inc., a Nevada corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, in connection with the resignation of directors, expansion of the current authorized number of directors and the appointment of new directors to fill vacancies created on the board.

Description of the Change in Majority of Directors

On August 7, 2015, a change in control of the Company occurred. On that date, Michael Hay and Jake Martin, our officers and directors, sold their shares in a private transaction to three persons who will subsequently become officers, directors, employees or consultants of the Company. The shares sold represented an aggregate of 10,000,000 shares of the Company's Common Stock.

Michael Hay and Jake Martin, directors, principal officers and principal shareholders of the Company ("Hay" and "Martin" respectively), were each respectively the record holder of 5,000,000 shares of Common Stock. After the sale of stock, Hay and Martin each had no further no ownership of any voting securities of the Company.

The individual purchasers used private funds for the purchase of the shares from Hay and Martin.

To the Company's knowledge, there are no arrangements or understandings among members of both the former and new control groups and their associates with respect to election of directors or other matters.

Effective as of August 17, 2015, each of Hay and Martin will resign from their respective positions as officers of the Company. Hay will resign as President, Chief Executive Officer, Chief Financial Officer and Treasurer. Martin will resign as Secretary. Upon such resignations, Chua Seong Seng will be appointed as the President and Chief Executive Officer, LimWei Lin will be appointed as the Secretary, and Low Tuan Lee will be appointed as the Chief Financial Officer and Treasurer of the Company.  Ms. Lim and Messrs. Chua and Low have accepted such appointments.

Also effective as of August 17, 2015, Chua Seong Seng, Lim Wei Lin and Low Tuan Lee will be appointed as directors of the Company. Ms. Lim and Messrs. Chua and Low have accepted such appointment. Thereupon, each of Michael Hay and Jake Martin will resign as directors of the Company. Accordingly, effective as of the 10th day after this Information Statement is filed with the Securities and Exchange Commission and transmitted to the shareholders of the Company, each of Chua Seong Seng, Lim Wei Lin and Low Tuan Lee will become members of the Board of Directors, and the entire Board of Directors will consist of Chua Seong Seng, Lim Wei Lin and Low Tuan Lee.

This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. No action is required by the shareholders of the Company in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the transmittal to shareholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of shareholders). Accordingly, the change in a majority of the Company's directors described herein will not occur until at least 10 days following the transmittal of this Information Statement to the shareholders. This Information Statement will be first mailed on August 7, 2015 to shareholders of record as of August 7, 2015.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following discloses, as of August 7, 2015, information concerning the ownership of our Common Stock by:

•	each person who is known by us to own beneficially 5% or more of our Common Stock;

•	each of our directors and director nominees; and

•	all officers and directors as a group.

A person is considered a beneficial owner of any securities that the person owns or has the right to acquire beneficial ownership of within 60 days. Beneficial ownership also includes shares indirectly held or shares over which a person has the right, by contract, understanding or other arrangement, to exercise voting or dispositive powers. Immediately before the Change in Majority Directors, there were 17,000,000 shares outstanding. As of the date of this Information Statement, there are 17,000,000 shares of Common Stock issued and outstanding.

Except as otherwise indicated, we believe that the persons identified in the table have sole voting and dispositive power with respect to their shares.

Common Stock

Name and Address of Beneficial Owner	Pre-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Pre-Change in Majority of Directors Percent of Class	Post-Change in Majority of Directors Amount and Nature of Beneficial Ownership	Post-Change in Majority of Directors Percent of Class(1)
Michael Hay 2149 Rio De Janeiro Ave. Punta Gorda, FL 33983	5,000,000	29.4%

Jake Martin 2149 Rio De Janeiro Ave. Punta Gorda, FL 33983	5,000,000	29.4%

Chua Seong Seng 2149 Rio De Janeiro Ave. Punta Gorda, FL 33983	0	0%	5,000,000	29.4%

Lim Wei Lin 2149 Rio De Janeiro Ave. Punta Gorda, FL 33983	0	0%	2,500,000	14.7%

Low Tuan Lee 2149 Rio De Janeiro Ave. Punta Gorda, FL 33983	0	0%	2,500,000	14.7%

All current Officers and Directors (including Director Nominees) as a group (five persons)	10,000,000		10,000,000	58.8%
-------------------
(1)
Beneficial ownership is determined in accordance with the applicable rules under the Exchange Act. In computing the number of shares beneficially owned by an executive officer or a director and the percentage ownership of that person, shares of the Company's Common Stock subject to options held by that person that are currently exercisable, or become exercisable within 60 days from the date of this Information Statement, are deemed outstanding. However, such shares are not deemed outstanding for purposes of computing the percentage ownership of any other person. For purposes of determining the individual beneficial ownership percentage post-Change in Majority of Directors, each percentage was calculated based on the Company's Common Stock outstanding (17,000,000 shares) as of the date of this Information Statement. There are no outstanding stock options, warrants or other rights.

EXECUTIVE OFFICERS AND DIRECTORS

Current Directors and Officers

The following table sets forth certain information for each person who is currently serving as a director or officer of the Company or who is a director nominee as described herein. There are no family relationships between any of the directors, executive officers or key employees of the Company.

Name	Age	Position

Michael Hay	47	President, CEO, CFO, Treasurer and Director

Jake Martin	30	Secretary and Director

Michael Hay has held the positions of president, CEO, CFO, treasurer, and Director since inception on August 7, 2013.  Jake Martin held the positions of secretary and Director since inception on August 7, 2013. The persons named above are expected to hold their offices/positions until the next annual meeting of our stockholders.  The officers and directors set forth herein are our only officers, directors, promoters and control persons, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Michael Hay, the President and Director of the Company, currently devotes up to 30 hours per week to Company matters.  Jake Martin, our Secretary and Director, currently devotes up to 30 hours per week to Company matters.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No executive officer or director of the corporation is the subject of any pending legal proceedings.

Background Information about Our Current Officers and Directors

Michael Hay

Michael Hay is a graduate of the University of Guelph and is a marketing professional with more than 18 years of resort real estate experience.  Since 2013, Michael has been working with At Play Vacations.  He has also worked on other resort marketing projects throughout North America for a number of different real estate developers including Intrawest, Shell Vacations and M Private Residences.  From 1997 to 2006, Michael Hay was the Director of Marketing for Intrawest Resorts at its Whistler location.  Michael was responsible generating local prospects (or tours) for its Whistler location.  Michael also served as the Director of Marketing for Shell Vacations in Whistler from 2006-2007, which is now owned by Wyndham Resorts.  Michael was a full time employee of both of these companies.

Prior to working with At Play Vacations, Michael worked with a marketing firm called What to Do Media from 2008-2012.

 Mr. Hay held the position of secretary and as a Director of New Media Insight Group, Inc. (OTCQB: NMED), from May 3, 2010 to December 31, 2012.

Currently Mr. Hay devotes 8 to 10 hours per week as an independent consultant offering marketing and website development to small businesses.

Jake Martin

Jake Martin is a graduate of Evergreen College in Washington State.  From 2009 to 2013, Mr. Martin was employed as Director of SEO at Avvo.com, and from 2013 to present, he is an independent contractor for Intuit Inc. providing SEO services.

Nominated Directors and Officers

The following table sets forth certain information for each person who is nominated to serve as a director or officer of the Company as described herein.

Name	Age	Position
Chua Seong Seng	53	President, Chief Executive Officer, and member of the Board of Directors

Lim Wei Lin(1)	34	Secretary and member of the Board of Directors

Low Tuan Lee(1)	36	Chief Financial Officer, Treasurer, and member of the Board of Directors

(1) Ms. Lim and Mr. Low are married.

Background Information about Our Officer and Director Nominees

Chua Seong Seng

Mr. Chua is an Economist and has more than 20 years of experience in corporate finance specializing in property development and listing of companies in various stock exchanges in the world.

For the last 28 years, Mr. Chua has owned and operated a registered real estate agency and property consultancy firm, located in Malaysia and with operations and clientele from Europe, South East Asia and the Middle East. Mr. Chua specializes in managing property and plantation structured corporate transactions, particularly in financing and marketing, including reverse take-overs.

Mr. Chua sits on the board for various construction companies from China seeking construction contracts in Malaysia.

Mr. Chua has assisted in listing companies on the Malaysian Stock Exchange, Singapore Stock Exchange, London Stock Exchange and the Frankfurt Stock Exchange.

Mr. Chua is currently CEO and a member of the Board of Directors of Imperial Planation Corporation, a U.S. public company trading on the OTCMarkets, under the symbol IMPC.

Lim Wei Lin

Ms. Lim Wei Lin is a graduate of RMIT University (Melbourne) Australia, where she obtained her Masters of Professional Accounting.  She also obtain her BA Honors degree, Business Administration from Plymouth University (Plymouth) England and a Diploma of Aesthetician from Top to Toe College (Penang) Malaysia.  Additionally, she attended Western Michigan University Business Foundation Program at Sunway College (K.L.) Malaysia.

Ms. Lim has served as the sales and marketing manager of Techware Property Development Sdn Bhd (Penang) from December, 2003 through January 2007.  From May 2007 through May 2008, she served as the Senior Consultant Personal Assistant for New Careers Australia, in Melbourne, Australia.  Ms. Lim served as an account manager for Light Body Ventures of Shanghai, in Shanghai, China, from July 2009 through February 2010 and as the Branding and Marketing Manager of Brilliant & Consulting Group in Shanghai, China.  Since May 2012, she has been serving the Director of Marketing for DerySoft Co., Ltd in Shanghai, China.

Low Tuan Lee

Mr. Low Tuan Lee served as a business audit trainee with Earnst & Young, KL Malaysia from November, 2001 through December, 2001.  From April 2003 through May 2007, he served a Senior Actuarial Product Manager for American International Group, KL Malaysia.  Between June and December 2007, he served as the Senior Regional Actuarial Analyst for Metropolitan Life in Singapore.  Mr. Low served as the Senior Product Manager, Cash/Trade/FX & Changel, and from January 2008 through June 2012, and Head of Transaction Banking and Product Specialists, from July 2012 through March 2013, SME Banking, SCB China.  Mr. Low is currently serving as the Director of Commercial Clients Shanghai, SCB China.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, no present or former directors or executive officer of our company: (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he or she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer within two years before the time of such filing; (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, directors of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws; (4) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity; (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in subsequently reversed, suspended or vacate; (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Our directors hold office until the next annual meeting of our shareholders, or until their successors are duly elected and qualified. Our executive officers serve at the pleasure of the Board of Directors. There are no family relationships between any of the directors, executive officers, or key employees of the Company.

Committees of the Board of Directors

Audit Committee, Nominating Committee and Compensation Committee

We currently do not have standing audit, nominating or compensation committees. We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the Board of Directors as soon as practicable. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Code of Ethics

We have adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our decision not to adopt such a code of ethics results from our having only a limited number of officers and directors operating as the management for the Company. We believe that, as a result of the limited interaction that occurs, having such a small management structure for the Company eliminates the current need for such a code.

Compensation of Directors

Our directors have not received any compensation for serving as such, for serving on committees of the Board of Directors or for special assignments.  During the years ended September 30, 2014 and 2013, there were no other arrangements between us and our directors that resulted in our making payments to our directors for any services provided to us by them as directors.

Compensation of Officers

The particulars of the compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the years ended September 2014 and 2013; and

(c)
up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the years ended September 30, 2014 and 2013, who we will collectively refer to as the named executive officers of the Company, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than the principal executive officers, whose total compensation did not exceed $100,000 for the respective fiscal year.

The following table sets forth for the fiscal years ended September 30, 2014 and 2013, the compensation awarded to, paid to, or earned by, our officers and directors.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Michael Hay, President, CEO, CFO, Treasurer(1)	2014 2013	0 0	0 0	0 0	0 0	0 0	0 0	6,000(3) 0	6,000 0

Jake Martin, Secretary(2)	2014 2013	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

(1)	Mr. Hay was appointed as a director, President, Chief Executive Officer, Chief Financial Officer, and Treasurer, of our company on August 7, 2013.
(2)	Mr. Martin was appointed as a director and as Secretary on August 7, 2013.
(3)	Mr. Hay received $6,000 for fees related to costs in developing our business.

Other than set out below, there are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive share options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that share options may be granted at the discretion of our board of directors.

We have not issued any stock options or maintained any stock option or other incentive plans since our inception.  We have no plans in place and have never maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax-qualified deferred contribution plans and nonqualified deferred contribution plans.  Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officers or any other persons following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer's responsibilities following a change in control.

As of the date hereof, we have not entered into employment contracts with any of our officers and do not intend to enter into any employment contracts until such time as it profitable to do so.  The officers are not considered to be employees.

Option and Warrant Grants in Last Fiscal Year

No options, warrants or other rights were granted in the Company's last fiscal year, and no options, warrants or other rights to purchase Company stock are held by the Company's executive officers.

Transactions with related persons

There have been no transactions, since the beginning of the registrant's last fiscal year, or any proposed transaction, in which the registrant was or is to be a participant, which would be required to be reported pursuant to Item 4.04(a) of Regulation S-K.

Compliance with Section 16(a) of the Exchange Act

The Company's common stock is not registered pursuant to Section 12 of the Exchange Act.  Accordingly, officers, directors and principal shareholders are not subject to the beneficial ownership reporting requirements of Section 16(a) of the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549 and are available on the Securities and Exchange Commission website at www.sec.gov.

August 7, 2015	At Play Vacations, Inc. By Order of the Board of Directors /s/ Michael Hay
Michael Hay